

June 20, 2014

Via E-mail
Mr. Todd A. Adams
Chief Executive Officer
Rexnord Corporation
4701 West Greenfield Avenue
Milwaukee, Wisconsin 53214

> **Re: Rexnord Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2014**
> **Filed May 21, 2014**
> **Form 8-K dated May 21, 2014**
> **Filed May 21, 2014**
> **File No. 001-35475**

Dear Mr. Adams:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2014

Note 17. Income Taxes, page 77

1. We note the rate reconciliation included on page 78 includes multiple line items that reflect the "net effect" of certain items. If there are material items included in any of these lines, including any material offsetting effects, please revise future filings to provide more information about the nature of the components of these reconciling items.

Note 21. Business Segment Information, page 84

2. We note from your disclosures on pages 5-6 that you offer a variety of different products within each of your Process and Motion Control and Water Management segments. Please

provide us with your analysis as to how you have considered the disclosure requirements of FASB ASC 280-10-50-40.

Form 8-K Dated May 21, 2014

3. We note that you present non-GAAP measures for Adjusted EBITDA for each of your segments and that this amount is different from the measure of segment profit that you present in your Form 10-K. Please revise future filings to appropriately label these as non-GAAP measures and to include all of the disclosures required by Item 100(a) of Regulation G, including the reconciliation to the most directly comparable measure calculated in accordance with GAAP. In this regard, please also revise the disclosures as appropriate to ensure that you do not place undue prominence on the non-GAAP measure by presenting the GAAP measure with equal or greater prominence.

4. We note that you present certain forward-looking non-GAAP financial measures, such as adjusted EBITDA margins and adjusted earnings per share. Regulation G requires you to provide a reconciliation of the forward looking non-GAAP measure to the appropriate forward-looking GAAP measure. If the forward-looking GAAP measure is not accessible, you are required to disclose that fact and provide reconciling information that is available without an unreasonable effort. Further, you must identify the information that is unavailable and disclose its probable significance. Please revise future filings to provide the information required by Regulation G.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　/s/ Kevin L. Vaughn

　　　　　　　　　　　　　Kevin L. Vaughn
　　　　　　　　　　　　　Accounting Branch Chief